Exhibit 99.1

ASX ANNOUNCEMENT
29 June 2026

Elevra Breaks Ground on Fully Funded North American Lithium Expansion

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has reached a milestone in the expansion of its North American Lithium (“NAL”) operation with the official groundbreaking of the NAL Expansion Project.

The groundbreaking follows the successful completion of Elevra’s May 2026 capital raise, which fully funded the NAL Expansion and strengthened the Company’s balance sheet to support execution of its staged growth strategy1. The groundbreaking was attended by members of the Elevra Board of Directors, senior management, and project leadership.

As part of ongoing project execution, equipment for the expansion has been ordered to enable the planned development timeline and reduce schedule risk.

Upon completion in mid-CY27, Stage 1 of the NAL Expansion is expected to deliver a 15-20% increase in annual spodumene concentrate production capacity and a reduction in unit operating costs through improved scale and efficiency2. As North America seeks to strengthen domestic battery materials supply to reduce reliance on external sources, the NAL expansion will deliver increased supply of traceable and transparent lithium to the rapidly growing electric vehicle and energy storage markets.

Elevra’s Managing Director and Chief Executive Officer, Mr. Lucas Dow, said: “The groundbreaking of the NAL Expansion marks a milestone for Elevra and reflects the progress we have made since announcing our staged expansion strategy. With funding secured and equipment orders being placed, we are focused on disciplined execution to deliver Stage 1. This expansion will increase production capacity and further strengthen NAL’s position as a strategically important source of lithium supply in North America."

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec (Canada), United States and Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

1 ASX release 13 May 2026 titled “Elevra Announces Successful Completion of A$275 Million Institutional Placement”.
2 ASX release 12 May 2026 titled “Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs”.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

For more information, please visit us at www.elevra.com or contact:

Andrew Barber
Investor Relations
PH: +617 3369 7058

ELEVRA LITHIUM	2